FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 2005

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Gefitinib (Iressa™) Marketing Authorisation Application withdrawn in EU”, dated 04 January 2005.

2.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 04 January 2005.

3.	Press release entitled, “Dealing by Directors Companies Act 1985 Section 324/329”, dated 17 January 2005.

4.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 17 January 2005.

5.	Press release entitled, “Further Clinical Information requested on Exanta® (Ximelagatran) for the Prevention of Stroke in Patients with Atrial Fibrillation in Europe”, dated 19 January 2005.

6.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 26 January 2005.

7.	Press release entitled, “AstraZeneca Fourth Quarter and Full Year Results 2004”, dated 26 January 2005.

8.	Press release entitled, “AstraZeneca PLC Fourth Quarter and Full Year Results 2004” (front half), dated 27 January 2005.

9.	Press release entitled, “AstraZeneca PLC Fourth Quarter and Full Year Results 2004 – Consolidated Profit & Loss Account For Continuing Operations” (back half)”, dated 27 January 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: February 3, 2005	By: /s/ A C N Kemp

Name: A C N Kemp
Title: Assistant Secretary

Item 1

GEFITINIB (IRESSA™) MARKETING AUTHORISATION
APPLICATION WITHDRAWN IN EU

AstraZeneca today announced that it is withdrawing the European Marketing Authorisation Application (MAA) for IRESSA™ (gefitinib) in treating patients with non-small cell lung cancer (NSCLC) from the European Medicines Agency (EMEA).

The company has taken this decision after consultation with the EMEA in view of the IRESSA Survival Evaluation in Lung cancer (ISEL) survival results, which will not meet the approval requirements for the current IRESSA MAA. The submission of a new MAA will be considered for IRESSA in the future, after evaluation of the full ISEL dataset and emerging data.

In the preliminary analysis of the ISEL trial, there was a statistically significant improvement in tumour shrinkage (response rate) and time to treatment failure, which did not translate into a statistically significant survival benefit. In the meantime, AstraZeneca believes it would be premature to close the IRESSA compassionate use (Expanded Access) programme to new patients until the full ISEL dataset is reviewed, as the company remains convinced by the evidence that IRESSA provides some benefit for patients with NSCLC. The status of all ongoing AstraZeneca-sponsored studies in NSCLC is under review. Investigator and co-operative groups have been informed, all trials are open to recruitment and are being reviewed on a trial by trial basis. Studies in other cancer types are set to continue.

Discussions with the US Food and Drug Administration (FDA), MHLW in Japan and all other Regulatory Authorities continue about the status of IRESSA.

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of over $18.8 billion and leading positions in sales of gastrointestinal, oncology, cardiovascular, neuroscience and respiratory products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

4 January 2005

Media Enquiries:

Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:

Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

-Ends-

Item 2

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 31 December 2004 we were informed by The Capital Group Companies, Inc., a registered investment manager in the U.S., that on 29 December 2004 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had decreased to 229,717,719 shares (13.96 per cent of the current issued ordinary capital) from the previously notified level of 233,153,407 shares (14.16 per cent).

G H R Musker
Company Secretary
4 January 2005

Item 3

DEALING BY DIRECTORS
COMPANIES ACT 1985 SECTION 324/329

WE HEREBY INFORM YOU THAT, ON 14 JANUARY 2005, DR H L MOGREN, A DIRECTOR OF THE COMPANY, CEASED TO HAVE AN INTEREST IN AN OPTION OVER 6,462 ASTRAZENECA PLC ORDINARY SHARES OF USD0.25 EACH FOLLOWING ITS EXPIRY.

THE OPTION WAS ORIGINALLY GRANTED TO DR MOGREN IN 1998 FOR A PERIOD OF SEVEN YEARS OVER SHARES IN ASTRA AB UNDER THE ASTRA SHAREHOLDER VALUE INCENTIVE PLAN. THE OPTION WAS SUBSEQUENTLY CONVERTED INTO AN OPTION OVER ORDINARY SHARES IN ASTRAZENECA PLC IN APRIL 1999. THE OPTION HAS NOT BEEN EXERCISED BY DR MOGREN AND HAS CONSEQUENTLY EXPIRED ON REACHING THE SEVENTH ANNIVERSARY OF THE DATE OF GRANT. DETAILS OF THE OPTION ARE AS FOLLOWS:-

NUMBER OF ASTRAZENECA SHARES OVER WHICH OPTION WAS HELD	EFFECTIVE OPTION PRICE PER SHARE	MARKET PRICE OF ASTRAZENECA SHARES WHEN OPTION EXPIRED

6,462	410.53SEK	245.00SEK

FOLLOWING THE EXPIRY OF THIS OPTION, DR MOGREN HOLDS OPTIONS OVER 254,722 ORDINARY SHARES OF ASTRAZENECA PLC.

G H R MUSKER
COMPANY SECRETARY

17 JANUARY 2005

Item 4

Companies Act 1985 Section 198
Disclosure of interest in voting shares in public companies

On 14 January 2005 we were formally notified that Putnam Investment Management, LLC and the Putnam Advisory Company, LLC no longer have a notifiable interest in the USD0.25 Ordinary Shares of AstraZeneca PLC.

G H R Musker
Company Secretary
17 January 2005

Item 5

FURTHER CLINICAL INFORMATION REQUESTED ON EXANTA®
(XIMELAGATRAN) FOR THE PREVENTION OF STROKE IN
PATIENTS WITH ATRIAL FIBRILLATION IN EUROPE

Following the review by the French Regulatory Authority (AFSSAPS) of the Exanta® regulatory submission made in December 2003 AstraZeneca has today announced receipt of a request for more information before the drug can be considered for approval of long-term use in Europe.

The French authority has been acting as the Reference Member State for the European Mutual Recognition Procedure (MRP) and has been reviewing data on Exanta in the prevention of stroke and other thromboembolic complications associated with atrial fibrillation (AF, an irregular heartbeat) and the treatment of venous thromboembolism (VTE).

AFSSAPS has requested further clinical information confirming the efficacy and demonstrating safety of Exanta in AF to allow a definitive benefit/ risk assessment to be made while, for VTE treatment, the authority does not believe the data presented in the single THRIVE Treatment study provides adequate support for this use of Exanta and is proposing a rejection of this indication. AstraZeneca will now have discussions with AFSSAPS to examine what additional data needs to be generated for the AF file to be progressed further.

Given the limitations of current therapy in the prevention of thrombosis in patients with atrial fibrillation and its potentially life threatening complications, this remains an area of great unmet need. AstraZeneca remains committed to research in this area of medicine.

In May 2004, Exanta was approved by the European regulatory authorities for the short-term indication: the prevention of blood clots in patients undergoing hip- or knee-replacement surgery. This included a commitment to perform an additional study post-approval and the protocol is currently under discussion within the EU. Through the EU MRP process, Exanta received approval for this indication in 15 European countries and approval was also granted in Switzerland and Argentina. MRP countries include: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Italy, Luxembourg, the

Netherlands, Portugal, Spain, Sweden, Iceland and Norway. Exanta is launched in this short- term indication in: Germany, Portugal, Sweden, Finland, Norway, Iceland, Austria, Denmark, Switzerland and Argentina.

19 January 2005

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

-ends-

2

Item 6

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 26 January 2005 we were informed by The Capital Group Companies, Inc., a registered investment manager in the U.S., that on 24 January 2005 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had decreased to 220,352,313 shares (13.39 per cent of the current issued ordinary capital) from the previously notified level of 229,717,719 shares (13.96 per cent). Within the said holding of 13.39 per cent of the issued ordinary capital of AstraZeneca PLC, Capital Guardian Trust Company, an affiliate of The Capital Group Companies, Inc., has decreased its interest in these shares to 82,190,937 shares (4.99 per cent).

G H R Musker
Company Secretary
26 January 2005

Item 7

AstraZeneca Fourth Quarter and Full Year Results 2004

Tomorrow, Thursday, 27 January 2005, AstraZeneca will be releasing Fourth Quarter and Full Year results 2004 at 11:00GMT.

The analysts’ presentation at 13:00GMT will be followed by a Q&A session which can be joined, live, via teleconference on the following numbers: UK: 0800 559 3272, for Europe: +44 (0)20 7984 7576 and for the US: 1 866 239 0753. These numbers, and details of the replay facility (available until 17:00 Friday, 11 February) are available on the Investor Relations part of the AstraZeneca website at www.astrazeneca.com. A live webcast of the presentation will also be available on this site.

Item 8

AstraZeneca PLC
Fourth Quarter and Full Year Results 2004

“Strong earnings performance for 2004; good earnings growth
anticipated despite recent disappointments.”

Financial Highlights (before Exceptional Items)

Group	4 th Quarter	4 th Quarter	Actual	CER	Full Year	Full Year	Actual	CER
	2004	2003	%	%	2004	2003	%	%
	$m	$m			$m	$m
Sales	5,799	4,875	+19	+16	21,426	18,849	+14	+9
Operating Profit	1,319	849	+55	+68	4,770	4,111	+16	+15
Profit before Tax	1,345	869	+55	+66	4,866	4,202	+16	+15
Earnings per Share
Before Exceptional Items	$0.59	$0.38	+55	+68	$2.11	$1.78	+19	+18

Statutory (FRS3)	$0.59	$0.38	+55	+68	$2.28	$1.78	+28	+27

Under IFRS/IAS					$2.18	$1.76	+24	+23

All narrative in this section refers to growth rates at constant exchange rates (CER)

•	Strong financial performance in the fourth quarter; sales up 16 percent and operating profit up 68 percent. Fourth quarter operating profit includes provisions charged for Exanta™ ($71 million) and Iressa™ ($85 million).

•	Sales for the full year increased by 9 percent to $21.4 billion on a strong sales performance of key growth products (up 30 percent to $11.2 billion).

•	Dividend increased by 18.2 percent to $0.94 per share for the full year.

•	Nexium™ sales were $3.9 billion for the full year, up 15 percent.

•	Seroquel™ sales increased by 33 percent to just over $2 billion for the full year.

•	Crestor™ sales for the full year totalled $908 million, up from $129 million in 2003.

•	Symbicort™ sales reached $797 million for the full year, up 32 percent.

•	Arimidex™ sales increased by 48 percent to $811 million for the full year on expanded usage in the treatment of early stages of breast cancer.

•	The Company anticipates EPS for 2005 in the range of $2.40 to $2.55 ($2.35 to $2.50 on IFRS basis).

Sir Tom McKillop, Chief Executive, said: “We have delivered a strong fourth quarter performance, with EPS up 68 percent, which has resulted in AstraZeneca achieving an excellent financial performance in 2004, despite some disappointment with recently introduced products. We are determined to restore shareholder confidence and deliver good earnings growth in the coming years through strong sales growth from key products and continued delivery of productivity gains, whilst progressing the development pipeline.”

London, 27 January 2005
Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Rachel Bloom-Baglin (Wilmington)	(302) 886 7858

Analyst/Investor Enquiries:	Mina Blair (London)	(020) 7304 5084
	Jonathan Hunt (London)	(020) 7304 5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506
Interviews with Sir Tom McKillop, Chief Executive and Jonathan Symonds, Chief Financial Officer are available in video/audio and text on http://www.astrazeneca.com and http://www.cantos.com

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Full Year

Sales for the full year increased 9 percent at CER, or 14 percent on an as reported basis (including positive exchange rate benefit of 5 percent). Sales outside the US were up 7 percent. Sales in the US were up 10 percent; however estimated underlying sales growth in the US was 15 percent when adjusted for inventory movements in 2004 and in 2003.

Combined R&D and SG&A expenditures were up 6 percent at CER (13 percent as reported) with the expected slowing in the rate of growth of these expenses in the second half of the year. Operating profit was up 15 percent for the full year including provisions totalling $236 million in respect of Exanta™ and Iressa™ taken in the second half of the year. Earnings per share for the year were $2.28 ($2.11 before the exceptional gains) compared with $1.78 in 2003.

Global sales of key growth products reached $11,161 million for the full year (up 30 percent) and now comprise 52 percent of total company sales (versus 44 percent in 2003).

Nexium™ sales reached $3,883 million for the full year, up 15 percent. Sales outside the US increased 29 percent to $1,167 million. Sales in the US reached $2,716 million, on strong underlying volume growth (up 20 percent). Pricing was broadly neutral in its impact for the full year. The 10 percent sales growth rate in the US for the full year was lower than underlying growth as a result of inventory reductions in 2004, compared with inventory increases in 2003.

Sales of Cardiovascular products increased by 17 percent for the full year, benefiting from Crestor™ sales of $908 million, including $543 million in the US. Whilst this represents very strong growth, sales in the US were adversely affected by what the Company considers to be unfounded challenges concerning the safety of Crestor™. The Company monitors the safety of all its products extremely carefully, is firmly of the view that the safety profile of Crestor™ is in line with the other marketed statins, and is determined to restore good growth in its market share.

Other notable growth product performances include Symbicort™ (sales up 32 percent to $797 million), Arimidex™ (sales up 48 percent to $811 million) and Seroquel™ (sales up 33 percent to pass the $2 billion annual sales milestone).

Fourth Quarter

Sales in the fourth quarter were $5,799 million, up 16 percent on a CER basis; a positive exchange benefit of 3 percent increased reported sales growth to 19 percent. Sales outside the US were up 6 percent at CER. Sales growth in the US was 30 percent; estimated underlying sales growth was around 20 percent when adjusted for inventory movements (chiefly destocking of Nexium™ and Toprol-XL™ in the fourth quarter last year). US sales in the fourth quarter 2004 were broadly in line with estimated underlying demand, as inventory management agreements continue to reduce sales volatility.

Disciplined management of expenditures in R&D and SG&A continued in the fourth quarter. In aggregate, these expenses were 4 percent lower than the fourth quarter 2003. Operating profit increased 68 percent. Provisions charged against operating profit in the fourth quarter include $71 million in respect of Exanta™ inventories following the recent communication received from the French Regulatory Authority, and $85 million related to Iressa™ inventories and assets following the preliminary analysis of the ISEL study which did not demonstrate a statistically significant improvement in overall survival for Iressa™ treatment in patients with advanced lung cancer. Earnings per share in the fourth quarter were $0.59 compared with $0.38 in 2003.

AstraZeneca PLC

Future Prospects

The setbacks with Exanta™ and Iressa™ are disappointing but the business remains robust. The Company expects continued sales growth, including strong prospects for Nexium™, Symbicort™, Seroquel™, Arimidex ™ and, with restoration of market share progress in the US, for Crestor™. This sales growth coupled with disciplined cost management and productivity improvements should lead to earnings per share in the range of $2.40 to $2.55 on current accounting standards ($2.35 to $2.50 on an IFRS basis) in 2005, with good earnings growth in the following two years.

Disclosure Notice: The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements. These include, but are not limited to: the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular CrestorTM, NexiumTM, SeroquelTM, SymbicortTM and ArimidexTM), the growth in costs and expenses, interest rate movements, exchange rate fluctuations and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the Annual Report and Form 20-F Information 2003.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	Fourth Quarter		CER %	Full Year		CER %

	2004	2003		2004	2003

Losec™ / Prilosec™	446	528	-19	1,947	2,565	-30
Nexium™	1,106	836	+30	3,883	3,302	+15

Total	1,576	1,387	+11	5,918	5,943	-4

•	In the US, dispensed tablet volume for Nexium™ increased by 20 percent for the full year. The impact of price was broadly neutral. Actual sales growth of 10 percent reflects inventory movements. Nexium™ share of total prescriptions in the US PPI market was 27.1 percent in December. The increase of 1.8 points in market share versus last year outpaced all other PPI products.

•	US sales for Nexium ™ in the fourth quarter were up 34 percent, which reflects inventory destocking in the fourth quarter of 2003. Estimated underlying growth was 14 percent. In November, Nexium ™ received FDA approval for a new indication, for reducing the risk of gastric ulcers developing among at risk patients on continuous therapy with non-steroidal anti-inflammatory drugs.

•	Sales of Nexium™ outside the US were $1,167 million for the full year (up 29 percent) on a strong performance in many major markets. Sales in the fourth quarter were up 21 percent.

•	US sales for Prilosec™ for the full year were down 58 percent, in line with the decline in prescriptions.

•	Outside the US, sales of Losec™ were down 22 percent in the fourth quarter and 16 percent for the full year. Full year sales increased 24 percent in Japan.

Cardiovascular

	Fourth Quarter		CER %	Full Year		CER %

	2004	2003		2004	2003

Seloken™ / Toprol-XL™	381	246	+53	1,387	1,280	+6
Atacand™	240	207	+12	879	750	+10
Plendil™	94	157	-42	455	540	-20
Zestril™	113	136	-20	440	478	-15
Crestor™	312	41	n/m	908	129	n/m

Total	1,321	990	+30	4,777	3,910	+17

•	Prescriptions for Toprol-XL™ in the US increased by 18 percent for the full year, twice the rate of the beta- blocker market. Market share of total prescriptions in December was 28.1 percent, up 1.9 points versus last year.

•	Fourth quarter sales for Toprol-XL™ in the US were up 87 percent as a result of significant destocking in the fourth quarter 2003. This lifted the full year growth rate to 7 percent in the US, which is still below estimated underlying growth as a result of net stock movements year on year.

•	In connection with the patent litigation relating to Toprol-XL™ referred to in more detail on page 18, AstraZeneca has decided to file a terminal disclaimer of the Toprol-XL™ patents-in-suit over one of the other patents raised by the defendants, which will result in a revision of the expiration date of the Toprol- XL™ patents-in-suit from March 2008 to September 2007.

•	Sales of Seloken™ outside the US were up 5 percent in the quarter and 3 percent for the full year.

•	More than 70 percent of sales for Atacand™ come from markets outside the US, and in these markets sales continued to show good growth (up 20 percent in the fourth quarter and 18 percent for the full year). Sales in the US were down 5 percent in the quarter and 4 percent for the full year, in line with prescription trends.

AstraZeneca PLC

•	In November the European Mutual Recognition Procedure approved Atacand™ for the treatment of chronic heart failure, based on the positive results of the CHARM clinical trial programme. The result of CHARM identified Atacand™ as the first angiotensin receptor blocker to reduce deaths and heart failure hospital admissions in chronic heart failure patients with impaired systolic function, whether or not they are taking an ACE-inhibitor.

•	The US FDA Cardiovascular and Renal Drugs Advisory Committee will review the proposed chronic heart failure indication for Atacand™ at its meeting on 24 February 2005.

•	Crestor™ has now been approved in 67 markets, and launched in 56. Up to the end of 2004, more than four million patients had been treated with Crestor™worldwide, and more than 15 million prescriptions had been written. Sales for the full year reached $908 million.

•	Crestor™ sales in Europe were $74 million in the quarter and $231 million for the full year. Market share in the major markets has increased since our third quarter report. Prescription market share is now 10.3 percent in the Netherlands, and 3.8 percent in the UK. Crestor ™was launched in the spring of 2004 in France and Italy, and based on the latest data, prescription market shares are 4.4 percent in France and 8.0 percent in Italy.

•	Crestor™ sales in Canada for the full year were $98 million, and the latest market share of monthly total prescriptions was 12.1 percent.

•	In the US, market share progress has been more volatile, as a result of episodic media coverage of challenges to the Crestor™ safety profile, despite mounting evidence amassed from clinical trials experience and thorough analysis of post-marketing surveillance reports supporting the Company’s view that the safety profile of Crestor™ is in line with other marketed statins. In late November, US Senate hearings related to Merck’s Vioxx again fuelled news reports on Crestor™ and four other products, which interrupted market share progress. In the week ending 14 January, Crestor™ share of new prescriptions was 6.0 percent. Market share in the dynamic segment (new and switch patients) was 8.2 percent. The Company is determined to restore market share momentum, as it has done successfully on two previous occasions after similar adverse media coverage earlier in 2004.

•	The formal approval of Crestor™ in Japan, announced in January 2005, included a requirement for a post-marketing surveillance programme to be carried out in a hospital environment prior to a full-scale launch. Whilst the scope and duration of this programme is yet to be agreed, it is unlikely that significant sales of Crestor™ will be made in Japan in 2005.

•	In October 2004, the FDA decided that AstraZeneca had not established a positive benefit/risk profile for Exanta™ and did not approve Exanta™ for any of the indications sought. Discussions are ongoing with the FDA to determine if there is now a realistic prospect of bringing Exanta™ to the US market. In January 2005, the French Regulatory Authority (AFSSAPS) requested more information before Exanta™ can be considered for approval of long term use in Europe.

Respiratory

	Fourth Quarter		CER %	Full Year		CER %

	2004	2003		2004	2003

Symbicort™	219	172	+20	797	549	+32
Pulmicort™	313	294	+4	1,050	968	+4
Rhinocort™	93	92	-	361	364	-3
Accolate™	32	31	+3	116	107	+6
Oxis™	25	29	-17	101	120	-24

Total	722	661	+6	2,583	2,261	+8

•	Symbicort ™ sales were up 20 percent in the quarter and 32 percent for the full year on share gains in the fast growing combination product segment of the asthma and COPD markets.

•	On 15 January results from the STAY trial - one of the largest asthma studies ever conducted - were published in the American Journal of Respiratory and Critical Care Medicine. Data revealed for the first time that Symbicort™ Single Inhaler Therapy™ offers superior control in the main measures of asthma management versus traditional Symbicort™ fixed dose, including a significant 45 percent reduction in the frequency of severe exacerbations. A re-application to the European Union Mutual Recognition Procedure will be filed later in 2005, to include new data on the Symbicort™ Single Inhaler Therapy™ treatment concept from additional studies, including in total 13,000 patients with mild to severe asthma.

AstraZeneca PLC

•	More than 40 percent of global Pulmicort™sales come from the sales of Pulmicort™ Respules™in the US. A 17 percent increase in US Pulmicort™Respules™sales resulted in a 4 percent increase in worldwide sales for Pulmicort™.

•	Sales for Rhinocort™ for the full year were down 3 percent as a result of a broadly flat performance for the US market for inhaled nasal steroids in general, including Rhinocort™ Aqua.

Oncology

	Fourth Quarter		CER %	Full Year		CER %

	2004	2003		2004	2003

Casodex™	276	207	+29	1,012	854	+11
Zoladex™	242	239	-2	917	869	-1
Arimidex™	233	147	+54	811	519	+48
Iressa™	80	92	-14	389	228	+65
Faslodex™	26	21	+24	99	77	+28
Nolvadex™	35	40	-13	134	178	-31

Total	895	750	+16	3,376	2,743	+16

•	Casodex™ sales outside the US were up 12 percent for the quarter and 11 percent for the full year. Sales in Japan continue to grow strongly, up 24 percent for the year.

•	Casodex™ sales in the US in the fourth quarter were up 152 percent as a result of significant destocking in the fourth quarter last year. Reflecting the maturity of the market in advanced prostate cancer, underlying performance was essentially unchanged. Reported sales for the full year were up 9 percent.

•	Arimidex™ had another year of excellent sales growth, with sales up 48 percent to $811 million as a result of increased use in the adjuvant treatment of early breast cancer. The important role for aromatase inhibitors, such as Arimidex™ , in the treatment of this patient population was affirmed in the updated treatment guidelines recently published by the American Society of Clinical Oncology. As the only aromatase inhibitor indicated for primary adjuvant treatment (approved now in 80 countries) Arimidex ™ is well positioned to benefit from continued adoption of these treatment guidelines in clinical practice.

•	Sales in the US for Arimidex™ for the full year were up 52 percent, in line with estimated underlying growth. New prescription market share for hormonal treatments for breast cancer reached 29 percent in December, up 7.5 points over last year. The Company now estimates that more than 50 percent of newly diagnosed patients with early breast cancer are receiving Arimidex™ as adjuvant treatment

•	Sales in the US for Arimidex™ in the fourth quarter were up 89 percent, and reflect destocking in the fourth quarter last year.

•	Outside the US, sales of Arimidex™ were up 39 percent in the quarter and 46 percent for the full year. Full year sales were up 48 percent in Europe, and increased 41 percent in Japan.

•	Iressa™ sales reached $389 million for the full year, including $176 million in the US and $136 million in Japan.

•	However, on 17 December the Company announced disappointing results from a preliminary analysis of the ISEL study that showed a difference in favour of increased survival with Iressa™, which failed to reach statistical significance in comparison with placebo in the overall population of patients with advanced lung cancer. Prospective sub-group analyses did show statistically significant differences in survival in favour of Iressa™ in patients of East Asian origin and in non smokers. In January 2005, after consultation with the European Medicines Evaluation Agency, we withdrew the European Marketing Authorisation Application for Iressa. While sales will continue in certain markets with regulatory consent, such as Japan, the company has chosen to suspend promotion in the US and some other markets while the implications of this preliminary result are discussed with regulatory authorities and the full analysis of the ISEL study is completed.

AstraZeneca PLC

•	Fourth quarter sales in the US for Iressa™ were $17 million. In view of the regulatory uncertainties and the increased probability of returns of unused product, we have not recognised the revenue from sales made in the latter half of the quarter. Until the situation stabilises, revenue from Iressa™ sales in the US will be recognised on confirmed patient usage rather than on wholesaler shipment.

Neuroscience

	Fourth Quarter		CER %	Full Year		CER %

	2004	2003		2004	2003

Seroquel ™	562	428	+29	2,027	1,487	+33
Zomig ™	89	104	-17	356	349	-3
Diprivan ™	126	119	+4	500	458	+5
Local anaesthetics	144	122	+14	542	466	+8
Others	17	19	-11	71	73	-10

Total	938	792	+16	3,496	2,833	+19

•	Seroquel™ sales reached a new milestone in 2004, exceeding $2 billion in annual sales for the first time. Sales growth is well ahead of the atypical antipsychotic class in most major markets, fuelled by successful launches of the bipolar mania indication.

•	Seroquel™ sales in the US for the full year were up 33 percent, in line with prescription growth of 30 percent. In September, Seroquel™ became the leading atypical antipsychotic by new prescription market share. In December, new prescription share reached 27.5 percent, a class leading increase of 4.6 points over December 2003.

•	Seroquel™ sales in the US in the fourth quarter increased 22 percent, somewhat below estimated underlying growth of 34 percent as a result of net stock movements.

•	Seroquel™ sales outside the US increased 58 percent in the fourth quarter and 36 percent for the full year. For the year sales increased 45 percent in Europe, 44 percent in Canada, and 13 percent in Asia Pacific.

•	Zomig™ performance in the full year reflects a 10 percent decline in the US, partially offset by slight growth (up 2 percent) in the rest of the world.

Geographic Sales

	Fourth Quarter		CER %	Full Year		CER %

	2004	2003		2004	2003

US	2,657	2,044	+30	9,631	8,747	+10
Europe	1,988	1,846	+1	7,649	6,709	+3
Japan	412	356	+14	1,430	1,189	+11
RoW	742	629	+16	2,716	2,204	+16

•	Underlying growth in the US for the full year was estimated to be 15 percent when adjusted for net inventory movements in 2003 and 2004. Sales growth from Crestor™, Seroquel™, Nexium™ and Arimidex™ more than offset a further $500 million decline in sales of Prilosec™ for the year.

•	Sales in Europe were up 3 percent for the full year, with increased volume partially offset by declining realised prices. The launch roll out for Crestor™ and good growth for Nexium™ (up 26 percent), Symbicort™ (up 29 percent), Arimidex™ (up 48 percent) and Seroquel™ (up 45 percent) more than offset declines in Losec™ (down 25 percent) and other mature products.

•	Sales in Japan were up 11 percent for the full year on a strong performance in Oncology products (up 19 percent) and for Losec™ (up 24 percent).

AstraZeneca PLC
Operating Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Full Year

Reported sales increased by 14 percent and operating profit by 16 percent. At constant exchange rates sales increased by 9 percent and operating profit by 15 percent. Overall, exchange benefited EPS by around 1 cent with the weak dollar adding 5 percent to sales, but increasing costs, predominantly those denominated in sterling and Swedish krona by around 7 percent. Over the year the euro was 9 percent stronger and sterling and Swedish krona were stronger by 9 percent and 11 percent respectively.

The Inventory Management Agreements (IMAs) entered into at the beginning of 2004 have successfully reduced inventory volatility and by the end of the year inventories were close to target levels. Over the year inventories at wholesalers are estimated to have declined by around $150 million. Adjusting both 2004 and 2003 for inventory movements, it is estimated that total company sales growth would increase from 9 percent to 11 percent.

Operating margin increased by 0.5 percentage points from 21.8 percent to 22.3 percent. Currency depressed operating margin by 0.9 percentage points implying an underlying margin improvement of 1.4 percentage points.

Gross margin decreased by 0.2 percentage points to 76.0 percent. Lower payments to Merck, amounting to 4.9 percent of sales for the year, benefited gross margin by 0.9 percentage points. The resulting underlying decline in gross margin of 1.1 percentage points is entirely attributable to the Exanta™ provisions of $151 million and the Iressa™ provisions of $85 million.

R&D and SG&A combined grew by 6 percent (13 percent as reported) with R&D growing by 3 percent and SG&A by 8 percent. These growth rates have slowed considerably during the year as product launch cost growth, which commenced in the second half of 2003, has plateaued. This, together with continued strict cost control, has benefited full year margin by 1.1 percentage points. Other operating income added 0.4 percentage points to operating margin through disposal gains from some minor business activities and trade investments.

Fourth Quarter

Reported sales increased by 19 percent and operating profit by 55 percent. At constant exchange rates sales increased by 16 percent and operating profit by 68 percent.

In quarter four, the net effect of exchange on operating profit was negative and reduced EPS by 4 cents mainly as a result of hedging benefits seen in quarter four of 2003 which were not repeated. Compared with quarter four last year, the euro was 9 percent stronger than the dollar, benefiting sales, while the Swedish krona and sterling were 9 percent stronger and 8 percent stronger respectively, increasing costs.

As a result of the successful operation of the IMAs, sales in the fourth quarter of 2004 in the US were largely unaffected by inventory movements. In contrast, wholesaler inventories declined by some $150 million in the fourth quarter of 2003.

Operating margin for the quarter of 22.7 percent was 5.3 percentage points above last year; currency reduced operating margin by 2.1 percent.

Gross margin was 3.2 percentage points lower than the fourth quarter last year at 73.7 percent. Payments to Merck at 5.0 percent of sales were 0.3 percentage points higher than the fourth quarter last year. Excluding Merck, underlying gross margin declined by 2.9 percentage points of which the Exanta™ and Iressa™ provisions represented 2.6 percentage points. Exanta™ provisions in the quarter were $71 million and Iressa™ provisions were $85 million.

In aggregate, R&D and SG&A expenses of $2,993 million were 4 percent lower than last year. In comparison to the fourth quarter last year, R&D and SG&A combined added 10.4 percentage points to operating margin, with the benefit contributed equally by R&D and SG&A. In comparison to the fourth quarter last year, R&D expenditure decreased by 12 percent mainly through reduction in level of collaboration spend and a more even phasing across the year. SG&A growth was restricted to 1 percent growth, due mostly to lower promotional spend and cost control.

AstraZeneca PLC

Exceptional Items

The disposal of the Advanta joint venture was completed on 1 September 2004 for $284 million. All payments due have now been received. The profit on disposal, after transaction costs and warranty and indemnity provisions, was $219 million. There is no tax charge arising on disposal; tax relief of $9 million has been reflected in respect of associated disposal costs.

An agreement has been reached with US tax authorities that a portion of the $355 million Zoladex™ settlement, recorded as an exceptional item in 2002, is deductible for tax purposes. Consequently, an exceptional tax credit was recorded in quarter three of $58 million in relation to this.

Interest and Dividend Income

Net interest and dividend income for the full year was $96 million (2003 $91 million), and $26 million in the fourth quarter (2003 $20 million). As previously reported, net interest includes a gain arising from the close out of an interest rate swap.

Taxation

Excluding exceptional items, the effective tax rate for the full year 2004 was 27.1 percent compared with 27.2 percent for 2003. The post exceptional tax rate is 24.7 percent for the year due to the Zoladex™ exceptional tax credit and the gain on the sale of Advanta shares. It is anticipated that the effective tax rate for 2005 will increase to around 29 percent as a result of the mix of overseas profits and the impact of IFRS. Thereafter, the effective tax rate is anticipated to decrease to approximately 28 percent, again due to the mix of overseas profits.

As previously reported, a tax credit of $357 million in respect of currency losses arising in 2000 was taken to reserves and recognized in the Statement of Total Recognised Gains and Losses.

Cash Flow

Cash generated from operating activities before exceptional items was $6,069 million compared with $4,617 million in 2003. The increase in cash is due to higher profits and minimal working capital outflows of $9 million compared to $1,101 million in 2003. In 2003 all three components of working capital led to substantial cash outflows whereas in 2004 there were inflows on inventories ($129 million) and creditors ($71 million) offset by an outflow on debtors ($209 million). The reduction in inventory was due partly to tight operational management and high sales in the second half of 2004 but also in part to the Exanta™ and Iressa™ provisions. The increase in creditors was seen mainly in trade creditors. Debtors increased over the year as sales in the fourth quarter, and particularly December, were substantially higher than in the same period in 2003. Cash flow from working capital in the fourth quarter was notably strong due mainly to inventories which, when compared with September 2004, fell for the reasons above and debtors, which also fell because sales in December were lower than in September.

Cash expenditure on exceptional items was $8 million compared with $391 million in 2003, which included $355 million settlement in respect of the Zoladex™ investigation.

Tax paid was $1,246 million, which is $360 million higher than last year. This was due to larger tax credits in relation to prior year foreign currency losses arising from inter-company balances and other deductions arising in 2003. Capital expenditure of $1,296 million is $301 million lower than last year. Proceeds from the sale of the joint venture interest in the Advanta seeds business and the Durascan divestment totalled $355 million compared with $80 million in 2003 from the sale of Marlow Foods. Accordingly, free cash flow (being cash flow before returns to shareholders and financing) for the year was $3,932 million compared with $1,899 million in 2003.

Share repurchases totalled $2,212 million and external dividends paid of $1,378 million were $156 million higher than in 2003. After the $862 million increase in short term investments and $727 million financing inflows which includes $746 million new financing in the form of a US bond, net cash funds have increased by $478 million from the beginning of the year to stand at $3,974 million at 31 December 2004.

AstraZeneca PLC

Dividends and Shareholder Return

The Board has recommended a 19.4 percent increase in the second interim dividend to $0.645 (34.3 pence, 4.497 SEK) to be paid on 21 March 2005. This brings the full year dividend to $0.94 (50.3 pence, 6.697 SEK) an increase of 18.2 percent.

The Board keeps under continuous review its shareholders’ return strategy and restates its intention to grow dividends in line with earnings while maintaining dividend cover in the two to three times range. The Board also believes that the share buy-back programme is a key part of shareholder return that addresses cash flow and potentially surplus capital. In the absence of strategic uses for cash, the Board expects to distribute the free cash flow generated over the next three years. Current net cash balances of $4.0 billion fully cover the principal obligation in this period - the possibility that Merck exercises its option in 2008, the minimum obligation for which is $3.3 billion. It is anticipated that share repurchases in 2005 will not be less than 2004 levels.

Share Repurchases

During the quarter 16.6 million shares were repurchased for cancellation at a total cost of $662 million which brings the total for the year to 50.1 million shares at a total cost of $2,212 million.

The total number of shares that remains in issue at 31 December 2004 is 1,645 million.

Updated R&D Pipeline Table

An updated R&D pipeline table is appended to this press release and is also available on the Company’s website, www.astrazeneca.com, under information for investors.

IFRS Restatements

AstraZeneca is required to adopt International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) from 1 January 2005. Under these standards, EPS for 2004 (before exceptional items) would be $2.01 (a reduction of 10 cents compared to UK GAAP) compared to 2003 EPS of $1.76 (a reduction of 2 cents compared to UK GAAP). The effect of IAS adoption is greater in 2004 than in 2003 principally because of gains on financial instruments that are not expected to recur. Subject to unforeseen market value adjustments, the impact of IFRS in 2005 is likely to reduce EPS by around 5 cents.

A summary of the impact of these adjustments is shown on page 15 of this press release. More details are available on the Company’s website, www.astrazeneca.com.

Calendar

28 April	Announcement of first quarter results
28 April	Annual General Meeting
28 July	Announcement of second quarter and half year results
27 October	Announcement of third quarter and nine months results

Sir Tom McKillop
Chief Executive

Item 9

Consolidated Profit & Loss Account For Continuing Operations

	2004	2003
For the year ended 31 December	$m	$m

Sales	21,426	18,849
Cost of sales	(5,150)	(4,469)
Distribution costs	(177)	(162)
Research and development	(3,803)	(3,451)
Selling, general and administrative expenses	(7,841)	(6,856)
Other operating income	315	200

Operating profit before exceptional items	4,770	4,111
Exceptional items charged to operating profit	-	-

Operating profit	4,770	4,111
Profits on sale of interest in joint venture	219	-
Net interest and dividend income	96	91

Profit on ordinary activities before taxation	5,085	4,202
Profit on ordinary activities before taxation before exceptional items	4,866	4,202
Exceptional items	219	-
Taxation	(1,254)	(1,143)

Profit on ordinary activities after taxation	3,831	3,059
Profit on ordinary activities after taxation before exceptional items	3,545	3,059
Exceptional items	286	-
Attributable to minorities	(18)	(23)

Net profit for the year	3,813	3,036

Dividends to shareholders	(1,555)	(1,350)

Earnings per Ordinary Share before exceptional items	$2.11	$1.78
Earnings per Ordinary Share	$2.28	$1.78
Diluted earnings per Ordinary Share	$2.28	$1.78

Weighted average number of Ordinary Shares in issue (millions)	1,673	1,709

Diluted average number of Ordinary Shares in issue (millions)	1,675	1,712

Consolidated Profit & Loss Account For Continuing Operations

	2004	2003
For the quarter ended 31 December	$m	$m

Sales	5,799	4,875
Cost of sales	(1,526)	(1,057)
Distribution costs	(45)	(46)
Research and development	(963)	(1,042)
Selling, general and administrative expenses	(2,030)	(1,949)
Other operating income	84	68

Operating profit before exceptional items	1,319	849
Exceptional items charged to operating profit	-	-

Operating profit	1,319	849
Profits on sale of interest in joint venture	-	-
Net interest and dividend income	26	20

Profit on ordinary activities before taxation	1,345	869
Profit on ordinary activities before taxation before exceptional items	1,345	869
Exceptional items	-	-
Taxation	(370)	(226)

Profit on ordinary activities after taxation	975	643
Profit on ordinary activities after taxation before exceptional items	975	643
Exceptional items	-	-
Attributable to minorities	(7)	(8)

Net profit for the period	968	635

Dividends to shareholders	(1,061)	(914)

Earnings per Ordinary Share before exceptional items	$0.59	$0.38
Earnings per Ordinary Share	$0.59	$0.38
Diluted earnings per Ordinary Share	$0.59	$0.38

Weighted average number of Ordinary Shares in issue (millions)	1,654	1,699

Diluted average number of Ordinary Shares in issue (millions)	1,656	1,701

Consolidated Balance Sheet

	2004	2003
At 31 December	$m	$m

Fixed assets
Tangible fixed assets	8,083	7,536
Goodwill and intangible assets	2,826	2,884
Fixed asset investments	267	220

	11,176	10,640

Current assets
Stocks	3,020	3,022
Debtors	6,274	5,960
Cash and short-term investments	5,146	3,951

	14,440	12,933

Total assets	25,616	23,573

Creditors due within one year
Short-term borrowings and current instalments of loans	(142)	(152)
Other creditors	(7,640)	(7,543)

	(7,782)	(7,695)

Net current assets	6,658	5,238

Total assets less current liabilities	17,834	15,878

Creditors due after more than one year
Loans	(1,030)	(303)
Other creditors	(78)	(52)
Provisions for liabilities and charges	(2,207)	(2,266)

	(3,315)	(2,621)

Net assets	14,519	13,257

Capital and reserves
Shareholders’ funds – equity interests	14,418	13,178
Minority equity interests	101	79

Shareholders’ funds and minority interests	14,519	13,257

Statement of Total Recognised Gains & Losses

	2004	2003
For the year ended 31 December	$m	$m

Net profit for the financial year	3,813	3,036
Foreign exchange adjustments on consolidation, net of tax	1,092	1,427
Translation differences on foreign currency borrowings	-	-
Tax on translation differences on foreign currency borrowings	-	-

Total recognised gains and losses for the financial year	4,905	4,463

Consolidated Cash Flow Statement

	2004	2003
For the year ended 31 December	$m	$m

Cash flow from operating activities
Operating profit before exceptional items	4,770	4,111
Depreciation, amortisation and impairment	1,268	1,290
Increase in working capital	(9)	(1,101)
Other non-cash movements	40	317

Net cash inflow from operating activities before exceptional
items	6,069	4,617
Outflow related to exceptional items	(8)	(391)

Net cash inflow from operating activities	6,061	4,226
Returns on investments and servicing of finance	58	76
Tax paid	(1,246)	(886)
Capital expenditure and financial investment	(1,296)	(1,597)
Acquisitions and disposals	355	80
Equity dividends paid to Shareholders	(1,378)	(1,222)

Net cash inflow before management of liquid resources and
financing	2,554	677

Management of liquid resources
Net movement in short-term investments and fixed deposits	(862)	771
Financing	(1,383)	(1,452)

Increase/(decrease) in cash in the year	309	(4)

Reconciliation of Cash Flow to Net Cash Funds

	2004	2003
For the year ended 31 December	$m	$m

Net funds at 1 January	3,496	3,844
Net cash inflows before management of liquid resources and financing and dividends	3,932	1,899
Net cash outflows from share issues and repurchases and dividends	(3,488)	(2,329)
Exchange	34	82

Net funds at 31 December	3,974	3,496

Notes to the Preliminary Announcement

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The results for the full year ended 31 December 2004 have been prepared in accordance with UK generally accepted accounting principles (UK GAAP). The accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2003, except that, during the period, the Company adopted UITF No. 38 “Accounting for ESOP Trusts”. This adoption had no significant effect on net profit or shareholders’ funds. The information contained in Note 5 below updates the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2003 and the Third Quarter and Nine Months Results 2004.

The results for the year ended 31 December 2004 presented in this preliminary announcement are extracted from, and are consistent with, those in the Group’s audited financial statements for the year ended 31 December 2004, and those financial statements will be delivered to the Registrar of Companies following the Company’s Annual General Meeting.

Information in this preliminary announcement does not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2003 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2	INTERNATIONAL ACCOUNTING

AstraZeneca is required to adopt International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) for financial reporting from 2005 onwards. The Group’s first results reported under IFRS/IAS will be the interim results for Q1 2005.

A reconciliation of the impact on profit on ordinary activities after taxation and net assets is shown below.

	Reconciliation of profit		Net Assets

	2004	2003	2004	2003
	$m	$m	$m	$m

UK GAAP	3,831	3,059	14,519	13,257

Share-based payments	(167)	(136)	(1)	19
Employee benefits	-	(15)	(1,435)	(1,242)
Business combinations	49	59	106	57
Financial instruments	(128)	(16)	28	134
Income tax	66	82	128	(8)
Dividends	-	-	1,061	914
Other	19	3	112	78

IFRS/IAS	3,670	3,036	14,518	13,209

More details of the impact of IFRS/IAS on the Group’s financial performance are available at www.astrazeneca.com. Details of the impact on financial results for 2003 and the first six months of 2004 were made available in October 2004.

3	RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

	2004	2003
For the year ended 31 December	$m	$m

Shareholders’ funds at beginning of year	13,178	11,172

Net profit for the year	3,813	3,036
Dividends to Shareholders	(1,555)	(1,350)

	2,258	1,686
Issue of AstraZeneca PLC Ordinary Shares	102	47
Repurchase of AstraZeneca PLC Ordinary Shares	(2,212)	(1,154)
Foreign exchange adjustments on consolidation, net of tax	1,092	1,427

Net addition to Shareholders’ funds	1,240	2,006

Shareholders’ funds at end of year	14,418	13,178

4	NETCASH FUNDS

The table below provides an analysis of net cash funds and a reconciliation of net cash flow to movement in net cash funds.

	At 1 Jan 2004 $m	Cash flow $m	Other non-cash $m	Exchange movements $m	At 31 Dec 2004 $m

Loans due after one year	(303)	(725)	—	(2)	(1,030)
Current instalments of loans	—	—	—	—	—

Total loans	(303)	(725)	—	(2)	(1,030)

Short-term investments	3,218	862	—	11	4,091
Cash	733	296	—	26	1,055
Overdrafts	(152)	13	—	(1)	(140)
Short-term borrowings	—	(2)	—	—	(2)

	3,799	1,169	—	36	5,004

Net cash funds	3,496	444	—	34	3,974

Issue of AstraZeneca PLC Ordinary Shares		(102)

Repurchase of AstraZeneca PLC Ordinary
Shares		2,212

Net cash inflow before management of
liquid resources and financing		2,554

5	LEGAL PROCEEDINGS

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2003 and Third Quarter and Nine Months Results 2004.

Matters previously disclosed in respect of the third quarter of 2004

LosecTMI PrilosecTM (omeprazole)
As disclosed in the Company’s Annual Report and Form 20-F Information 2003, AstraZeneca has been involved in proceedings in Canada involving Apotex which relate to omeprazole capsules or omeprazole magnesium tablets and involve various patents. Following the launch by Apotex of a generic omeprazole capsule product in April 2004, AstraZeneca launched judicial review proceedings seeking to quash Apotex’s Notice of Compliance (marketing approval). In September 2004, the case was decided against AstraZeneca. AstraZeneca has appealed the decision.

PIendiITM (felodipine)
In September 2004, the US Court of Appeals for the Federal Circuit issued a decision in AstraZeneca’s patent infringement action against Mutual Pharmaceutical Co., Inc. commenced in 2000. As disclosed in the Company’s Annual Report and Form 20-F Information 2003, Mutual had appealed against decisions of the US District Court for the Eastern District of Pennsylvania which granted summary judgement to AstraZeneca as to both AstraZeneca’s infringement and validity claims in respect of its patent covering the extended release formulation of PlendilTM (felodipine) tablets. In September 2004, the Federal Circuit Court reversed the ruling by the District Court as to infringement and held that Mutual’s extended release felodipine tablets as a matter of law do not infringe AstraZeneca’s formulation patent. However, the Federal Circuit Court upheld the District Court’s decision as to validity, ruling that AstraZeneca’s formulation patent is valid as a matter of law.

In August 2004, the US District Court for the District of New Jersey issued an order dismissing the case in the patent infringement action brought by AstraZeneca Pharmaceuticals LP against Zenith Goldline Pharmaceuticals Inc. (now known as VAX Pharmaceuticals, Inc.). The patent infringement action against Zenith/IVAX, which AstraZeneca filed in July 2001, resulted from a May 2001 letter to AstraZeneca wherein Zenith/IVAX declared its intention to market a generic version of AstraZeneca’s PlendilTM extended release tablets (felodipine) prior to the expiration of AstraZeneca’s patent covering the extended release formulation. Zenith/IVAX filed counterclaims in the litigation alleging non-infringement. The District Court’s August 2004 order dismissed the case, without prejudice, pending the consummation of a settlement of the matter and granting the parties the right upon motion and good cause shown, to re-open the legal action if the settlement is not consummated within 60 days of the date of the order. The parties are jointly proposing, to the District Court, that the 60 day period be extended by 30 days.

Toprol-XLTM (metoprolol succinate)
In July 2004, AstraZeneca filed proceedings against Andrx Pharmaceuticals in the US District Court for the District of Delaware following Andrx’s notification that it had filed an abbreviated new drug application with the US Food and Drug Administration seeking approval to market a generic form of Toprol-XLTM in the 25mg dose. In August 2004, AstraZeneca filed proceedings against KV Pharmaceutical Company in the US District Court for the Eastern District of Missouri following KV’s notification that it had filed an abbreviated new drug application with the US Food and Drug Administration seeking approval to market a generic form of Toprol-XLTM in the 50mg dose. AstraZeneca maintains that its patents are valid and infringed by these Andrx and KV products. All of the patent litigation related to Toprol-XLTM against Andrx, KV and Eon Labs Manufacturing Inc. (the Eon proceedings having been disclosed in the Company’s Half Year Results 2004) has been consolidated for pre-trial discovery purposes and motion practice in the US District Court for the Eastern District of Missouri. These aspects of the proceedings will continue in the first half of 2005. No trial date has yet been scheduled in the consolidated proceedings.

Drug Importation Anti-trust Litigation
In the Company’s Half Year Results 2004, AstraZeneca disclosed pending, purported class action proceedings in Minnesota in which the plaintiffs allege that AstraZeneca Pharmaceuticals LP and eight other pharmaceutical manufacturer defendants conspired to prevent American consumers from purchasing prescription drugs from Canada, “depriving consumers of the ability to purchase” drugs at competitive prices. The plaintiffs seek injunctive relief, restitution and other remedies. In August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California making similar allegations.

Government Investigations into Drug Marketing Practices
In October 2004, AstraZeneca received an additional subpoena from the US Attorney’s Office in Boston, Massachusetts seeking documents relating to interactions with physicians at a large, regional clinic and affiliated entities in north eastern Massachusetts. On October 15, AstraZeneca was informed that it was going to receive a subpoena from the US Attorney’s Office for the Eastern District of Pennsylvania seeking documents relating to the formulary status of PrilosecTM and NexiumTM at a regional Health Maintenance Organization (HMO) and a national Pharmacy Benefits Manager (PBM). AstraZeneca intends to co-operate fully with these document requests.

Matters disclosed in respect of the fourth quarter of 2004

NexiumTM (esomeprazole)
AstraZeneca entities have been sued in state courts in the US in purported representative and class actions involving the marketing of NexiumTM (esomeprazole). These actions generally allege that AstraZeneca’s promotion and advertising of NexiumTM to physicians and consumers is unfair, unlawful and deceptive conduct, particularly as the promotion relates to comparisons of NexiumTM with PrilosecTM. They also allege that AstraZeneca’s conduct relating to the pricing of NexiumTM was unfair, unlawful and deceptive. The plaintiffs allege claims under various state consumer protection, unfair practices and false advertising laws. The plaintiffs in these cases seek remedies that include restitution, disgorgement of profits, damages, punitive damages, injunctive relief, attorneys’ fees and costs of suit.

In October 2004, the first action was brought in the Superior Court of the State of California for the County of Los Angeles by the AFL-CIO, two unincorporated associations and an individual on behalf of themselves, the general public and a class of California consumers, third party payers, cash payers and those making co-pay. A second action has been filed in the same court on behalf of a similar putative class of consumers. Actions making similar allegations were filed on behalf of a putative class of consumers in the Circuit Court of Searcy County, Arkansas and on behalf of a putative class of third party payers in the Superior Court of the State of Delaware in and for New Castle County.

In addition, in December 2004, AstraZeneca received a pre-litigation demand from claimants in Massachusetts who allege similar claims under Massachusetts law on behalf of themselves and a proposed class of NexiumTM purchasers in Massachusetts.

AstraZeneca denies the allegations and is vigorously defending each of these actions.

In October 2004, AstraZeneca LP filed suit in the US District Court for the District of Delaware seeking declaratory judgement that its ‘Better is Better’ campaign for NexiumTM (esomeprazole) is not false or misleading advertising in violation of section 43(a) of the Lanham Act, a federal statute governing false advertising claims. The action was taken in response to a letter from TAP Pharmaceuticals, Inc. demanding that AstraZeneca immediately withdraw the television commercial and other components of the NexiumTM direct-to-consumer advertising campaign on the basis that they allegedly constitute violations of the statute. In November 2004, TAP requested expedited consideration of the case by filing a motion for a preliminary injunction. In December 2004, the court held a hearing on this motion and denied the request for a preliminary injunction. A trial date has been scheduled for April 2006.

PlendilTM (felodipine)
In November 2004, the District Court entered an order of dismissal in the patent infringement proceedings with Zenith/IVAX described above, reflecting the parties’ agreement that AstraZeneca dismiss its claim of infringement and Zenith/IVAX dismiss its counterclaim of invalidity.

Toprol-XLTM (metoprolol succinate)
In December 2004, AstraZeneca filed proceedings against Andrx Pharmaceuticals in the US District Court for the District of Delaware following Andrx’s notification that it had filed an Abbreviated New Drug Application (ANDA) with the FDA seeking approval to market a generic form of Toprol-XLTM in the 100mg and 200mg doses.

As disclosed in the Company’s Third Quarter and Nine Months Results 2004, all of the patent litigation relating to Toprol-XLTM against KV, Andrx and Eon has been consolidated for pre-trial discovery purposes and motion practice in the US District Court for the Eastern District of Missouri. The defendants filed a motion for summary judgement in December 2004 alleging that the Toprol-XLTM patents are invalid due to double patenting. Briefing is ongoing. AstraZeneca has decided to file a terminal disclaimer of the Toprol-XLTM patents-in-suit over one of the other patents raised by the defendants, which will result in a revision of the expiration date of the Toprol-XLTM patents-in-suit from March 2008 to September 2007. In any event, discovery and motion practice are expected to be active through at least the first half of 2005. No trial date has been set in the consolidated proceedings. Under the ANDA statute, the FDA may not approve KV’s product before September 2005, Andrx’s product before June 2006 or Eon’s product before August 2006, unless there is an earlier adverse court decision.

AstraZeneca maintains that its patents are valid, enforceable and infringed by these KV, Andrx and Eon products.

General
With respect to each of the legal proceedings described above, we are unable to make estimates of the loss or range of losses at this stage. We also do not believe that disclosure of the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings.

6	FULL YEAR TERRITORIAL SALES ANALYSIS

			% Growth

	Full Year 2004 $m	Full Year 2003 $m	Actual	Constant Currency

US	9,631	8,747	10	10
Canada	876	712	23	14

North America	10,507	9,459	11	10

France	1,597	1,454	10	(2)
UK	589	532	11	-
Germany	994	877	13	2
Italy	1,082	925	17	5
Sweden	298	304	(2)	(12)
Europe others	3,089	2,617	18	8

Total Europe	7,649	6,709	14	3

Japan	1,430	1,189	20	11
Rest of World	1,840	1,492	23	17

Total	21,426	18,849	14	9

7	FOURTH QUARTER TERRITORIAL SALES ANALYSIS

			% Growth
	4th Full Year 2004 $m	4th Full Year 2003 $m
			Actual	Constant Currency

US	2,657	2,044	30	30
Canada	225	193	17	11

North America	2,882	2,237	29	29

France	389	396	(2)	(9)
UK	157	138	14	5
Germany	277	254	9	2
Italy	273	245	11	4
Sweden	76	75	1	(4)
Europe others	816	738	11	4

Total Europe	1,988	1,846	8	1

Japan	412	356	16	14
Rest of World	517	436	19	18

Total	5,799	4,875	19	16

8	FULL YEAR PRODUCT SALES ANALYSIS
	World				US

	Full Year 2004 $m	Full Year 2003 $m	Actual Growth %	Constant Currency Growth %	Full Year 2004 $m	Actual Growth %

Gastrointestinal:
Losec	1,947	2,565	(24)	(30)	366	(58)
Nexium	3,883	3,302	18	15	2,716	10
Others	88	76	16	9	33	18

Total Gastrointestinal	5,918	5,943	—	(4)	3,115	(8)

Cardiovascular:
Seloken/Toprol-XL	1,387	1,280	8	6	977	7
Zestril	440	478	(8)	(15)	69	(29)
Atacand	879	750	17	10	252	(4)
Plendil	455	540	(16)	(20)	166	(30)
Tenormin	368	342	8	—	35	84
Crestor	908	129	n/m	n/m	543	n/m
Others	340	391	(13)	(20)	14	(22)

Total Cardiovascular	4,777	3,910	22	17	2,056	28

Respiratory:
Pulmicort	1,050	968	8	4	576	13
Rhinocort	361	364	(1)	(3)	260	(3)
Symbicort	797	549	45	32	—	—
Accolate	116	107	8	6	84	18
Oxis	101	120	(16)	(24)	—	—
Others	158	153	3	(5)	—	—

Total Respiratory	2,583	2,261	14	8	920	8

Oncology:
Casodex	1,012	854	19	11	232	9
Zoladex	917	869	6	(1)	152	(13)
Arimidex	811	519	56	48	300	52
Iressa	389	228	71	65	176	73
Faslodex	99	77	29	28	81	8
Nolvadex	134	178	(25)	(31)	2	(95)
Others	14	18	(22)	(28)	—	—

Total Oncology	3,376	2,743	23	16	943	18

Neuroscience:
Seroquel	2,027	1,487	36	33	1,504	33
Zomig	356	349	2	(3)	147	(10)
Diprivan	500	458	9	5	264	15
Local anaesthetics	542	466	16	8	131	24
Others	71	73	(3)	(10)	20	11

Total Neuroscience	3,496	2,833	23	19	2,066	25

Infection and Other:
Merrem	423	346	22	15	68	8
Other Products	293	282	4	(3)	140	30

Total Infection and Other	716	628	14	7	208	21

Salick Health Care	304	281	8	8	304	8
Astra Tech	256	201	27	16	19	27
Marlow Foods	—	49	—	—	—	—

Total	21,426	18,849	14	9	9,631	10

n/m not meaningful

9 FOURTH QUARTER PRODUCT SALES ANALYSIS
	World				US

	4th Quarter 2004 $m	4th Quarter 2003 $m	Actual Growth %	Constant Currency Growth %	4th Quarter 2004 $m	Actual Growth %

Gastrointestinal:
Losec	446	528	(16)	(19)	79	(4)
Nexium	1,106	836	32	30	785	34
Others	24	23	4	–	11	10

Total Gastrointestinal	1,576	1,387	14	11	875	29

Cardiovascular:
Seloken/Toprol-XL	381	246	55	53	269	87
Zestril	113	136	(17)	(20)	21	(34)
Atacand	240	207	16	12	63	(5)
Plendil	94	157	(40)	(42)	26	(68)
Tenormin	97	96	1	(2)	9	80
Crestor	312	41	n/m	n/m	196	n/m
Others	84	107	(21)	(24)	2	(60)

Total Cardiovascular	1,321	990	33	30	586	73

Respiratory:
Pulmicort	313	294	6	4	188	17
Rhinocort	93	92	1	–	68	1
Symbicort	219	172	27	20	–	–
Accolate	32	31	3	3	24	9
Oxis	25	29	(14)	(17)	–	–
Others	40	43	(7)	(14)	–	–

Total Respiratory	722	661	9	6	280	12

Oncology:
Casodex	276	207	33	29	63	152
Zoladex	242	239	1	(2)	34	(26)
Arimidex	233	147	59	54	83	89
Iressa	80	92	(13)	(14)	17	(65)
Faslodex	26	21	24	24	19	(5)
Nolvadex	35	40	(13)	(13)	–	(100)
Others	3	4	(25)	(25)	–	–

Total Oncology	895	750	19	16	216	17

Neuroscience:
Seroquel	562	428	31	29	412	22
Zomig	89	104	(14)	(17)	35	(34)
Diprivan	126	119	6	4	63	5
Local anaesthetics	144	122	18	14	37	76
Others	17	19	(11)	(11)	5	–

Total Neuroscience	938	792	18	16	552	16

Infection and Other:
Merrem	113	104	9	5	14	(39)
Other Products	86	53	62	47	50	n/m

Total Infection and Other	199	157	27	19	64	100

Salick Health Care	78	81	(4)	(4)	78	(4)
Astra Tech	70	57	23	16	6	50
Marlow Foods	–	–	–	–	–	–

Total	5,799	4,875	19	16	2,657	30

n/rn not meaningful

Convenience Translation of Key Financial Information

For the quarter ended 31 December	2004 $m	2003 $m	2004 £m	2003 £m	2004 SEKm	2003 SEKm

Total Sales	5,799	4,875	3,010	2,737	38,357	35,067

Operating profit before
exceptional items (El)	1,319	849	685	477	8,724	6,107

Profit before tax on continuing
operations before El	1,345	869	698	488	8,896	6,251

Net profit for the period	968	635	502	356	6,403	4,568

Earnings per Ordinary Share pre El	$0.59	$0.38	£0.31	£0.21	SEK 3.90	SEK 2.73

For the year ended 31 December	2004 $m	2003 $m	2004 £m	2003 £m	2004 SEKm	2003 SEKm

Total Sales	21,426	18,849	11,122	10,581	141,720	135,585

Operating profit before
exceptional items (El)	4,770	4,111	2,476	2,308	31,551	29,571

Profit before tax on continuing
operations before El	4,866	4,202	2,526	2,359	32,186	30,226

Net profit for the year	3,813	3,036	1,979	1,704	25,221	21,839

Basic earnings per Ordinary Share	$2.28	$1.78	£1.18	£1.00	SEK 15.08	SEK 12.80

Earnings per Ordinary Share pre El	$2.11	$1.78	£1.10	£1.00	SEK 13.96	SEK 12.80

Dividend per Ordinary Share	$0.94	$0.795	50.3p	45.3p	SEK 6.697	SEK 5.980

Net cash inflow from operating activities	6,061	4,226	3,146	2,372	40,083	30,398

Increase/(decrease) in cash	309	(4)	160	(2)	2,044	(29)

Shareholders’ funds - equity
interests 31 December	14,418	13,178	7,484	7,397	95,366	94,792

Sterling £) and Swedish krona (SEK) equivalents are shown for convenience and have been calculated using the current period end rates of $1= £0.519090 and $1=SEK 6.61440, respectively. Dividend per Ordinary Share is shown as the actual amount payable using the rates at the date of declaration of the dividend.

Information for US Investors

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

The Group profit and loss account and Group balance sheet set out on pages 11, 12 and 13 are prepared in accordance with generally accepted accounting principles in the United Kingdom (UK GAAP) which differ in certain material respects from those generally accepted in the United States (US GAAP). The differences as they apply to AstraZeneca PLC are explained in the Group’s 2003 Annual Report and Form 20-F.

Income attributable to Shareholders	2004 $m	2004 $m

Net income for the year under UK GAAP	3,813	3,036

Adjustments to conform to US GAAP

Purchase accounting adjustments (including goodwill and intangibles)
- deemed acquisition of Astra
- amortisation and other acquisition adjustments	(1,014)	(952)
- others	49	59

Capitalisation, less disposals and amortisation of interest	(1)	17

Deferred taxation
- on fair value of Astra	283	266
- others	90	(91)

Pension and other post-retirement benefits expense	(52)	(43)

Software costs capitalised	6	(18)

Share based compensation	11	(12)

Fair value of financial instruments	(94)	10

Deferred income recognition	–	14

In-process research and development	(31)	–

Unrealised losses on foreign exchange and others	(9)	(18)

Net income in accordance with US GAAP	3,051	2,268

Net income per Ordinary Share under US GAAP (basic)	$1.82	$1.33

Net income per Ordinary Share under US GAAP (diluted)	$1.82	$1.33

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

Shareholders’ equity	31 Dec 2004 $m	31 Dec 2003 $m

Shareholders’ equity under UK GAAP	14,418	13,178

Adjustment to conform to US GAAP
Purchase accounting adjustments (including goodwill and intangibles)
- deemed acquisition of Astra
- goodwill	15,099	14,311
- tangible and intangible fixed assets	6,988	7,661
- others	206	145

Capitalisation, less disposals and amortisation of interest	254	255

Deferred taxation
- on fair value of Astra	(2,134)	(2,313)
- others	(92)	(207)

Dividend	1,061	914

Pension and other post retirement benefits expense	(573)	(534)

Software costs capitalised	52	46

Fair value of financial instruments	2	109

Deferred income recognition	–	–

Others	33	89

Shareholders’ equity in accordance with US GAAP	35,314	33,654

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of first quarter 2005 results	28	April 2005

Annual General Meeting 2005	28	April 2005

Announcement of second quarter and half year 2005 results	28	July 2005

Announcement of third quarter 2005 results	27	October 2005

DIVIDENDS

The record date for the first interim dividend paid on 20 September 2004 (in the UK, Sweden and the US) was 13 August 2004. Ordinary Shares traded ex-dividend on the London and Stockholm Stock Exchanges from 11 August 2004. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2004 payable on 21 March 2005 (in the UK, Sweden and the US) will be 11 February 2005. Ordinary Shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 9 February 2005. ADRs will trade ex-dividend on the New York Stock Exchange from the same date. The accelerated payment of the second interim dividend for 2004 in March 2005 instead of April payment, as was previous practice, will result in the Company making three dividend payments to shareholders in the UK 2004/2005 tax year.

Future dividends will normally be paid as follows:
First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

The following brand names used in this preliminary announcement are trademarks of the AstraZeneca group of companies:

Accolate Arimidex Astra Tech Atacand Casodex Crestor Diprivan Exanta Faslodex Iressa Losec Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Rhinocort Rhinocort Aqua Seloken Seroquel Single Inhaler Therapy Symbicort Tenormin Toprol-XL Zestril Zoladex Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and	Depositary	Registered Office	Swedish Securities
Transfer Office	for ADRs		Registration Centre
The AstraZeneca Registrar	JPMorgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars	P0 Box 43013	London	P0 Box 7822
The Causeway	Providence	W1K 1LN	S-103 97 Stockholm
Worthing	RI 02940-3013	UK	Sweden
West Sussex	US
BN99 6DA
Tel (in UK): 0870 600 3956	Tel (toll free in the US):	Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000
Tel (outside UK): +44 (0)121 415 7033	888 697 8018
Tel: + 1 (781) 575 4328

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This Preliminary Announcement contains forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks: exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition; price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.